EXHIBIT 99.1
Schedule I

The following is a summary of the Group’s investment properties as of June 30, 2019 prepared in accordance with SEC Regulation S-X 12-28:

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Rental properties
Operations Center in Argentina
Abasto Shopping	-	133	3,469	162	133	3,631	3,764	2	1,567	5,333	Nov-98	Jul-94
Alto Palermo Shopping	-	119	5,592	334	119	5,926	6,045	3	(24)	6,024	Oct-90	Nov-97
Alto Avellaneda	-	237	2,286	525	237	2,811	3,048	1	444	3,493	Oct-95	Dec-1997
Alcorta Shopping	-	143	1,606	460	143	2,066	2,209	1	968	3,178	Jun-92	Jun-97
Alto Noa	-	5	603	91	5	694	699	-	46	745	Sep-94	Mar-95
Buenos Aires Design	-	-	11	-	-	11	11	-	(11)	-	Nov-93	Nov-97
Patio Bullrich	-	115	2,112	204	115	2,316	2,431	1	(839)	1,593	Sep-88	Oct-98
Alto Rosario	-	516	254	585	516	839	1,355	4	1,424	2,783	Nov-04	Nov-04
Mendoza Plaza	-	144	1,026	579	144	1,605	1,749	8	(429)	1,328	Jun-94	Dec-1994
Dot Baires Shopping	-	440	320	3,022	440	3,342	3,782	4	827	4,613	May-09	Nov-06
Córdoba Shopping	Antichresis	53	942	168	53	1,110	1,163	-	(244)	919	Mar-90	Dec-2006
Distrito Arcos	-	-	-	1,472	-	1,472	1,472	-	(350)	1,122	-	Nov-09
Alto Comahue	-	36	101	1,613	36	1,714	1,750	-	(589)	1,161	-	May-06
Patio Olmos	-	108	201	1	108	202	310	1	97	408	May-95	Sep-07
Soleil Premium Outlet	-	116	391	306	116	697	813	1	610	1,424	-	Jul-10
Dot building	-	100	32	1,316	100	1,348	1,448	7	402	1,857	Sep-10	Nov-06
Bouchard 710	-	901	482	39	901	521	1,422	3	1,347	2,772	-	Jun-05
Bouchard 551	-	52	31	41	52	72	124	-	19	143	-	Mar-07
Intercontinental Plaza	-	27	383	2	27	385	412	-	(207)	205	Jun-96	Nov-97
BankBoston Tower	-	833	672	2	833	674	1,507	3	1,450	2,960	-	Aug-2007
República building	-	1,111	895	4	1,111	899	2,010	1	1,914	3,925	-	Apr-2008
La Adela	-	813	-	-	813	-	813	-	(218)	595	-	Jul-14
Building Phillips	-	-	945	-	-	945	945	-	257	1,202	-	Jun-17
Building Zetta	-	300	-	2,193	300	2,193	2,493	100	2,791	5,384	-	Dec -14
Others	-	164	546	261	164	807	971	-	870	1,841	n/a	n/a

Schedule I (Continued)

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Operations Center in Israel
Tivoli	-	233	2,926	1,871	233	4,797	5,030	-	4,077	9,107	Apr-11	Oct-15
Kiryat Ono Mall	-	610	1,137	261	610	1,398	2,008	-	3,959	5,967	Nov-07	Oct-15
Shopping Center Modi’in A	Mortgage	347	450	63	347	513	860	-	1,849	2,709	Aug-05	Oct-15
HSBC	Mortgage	8,950	3,323	394	8,950	3,717	12,667	-	27,112	39,779	1927-1984	Oct-15
Matam park - Haifa	Mortgage	1,017	4,974	950	1,017	5,924	6,941	-	14,563	21,504	1979-2015	Oct-15
Holon	-	313	236	670	313	906	1,219	-	1,833	3,052	-	Oct-15
Herzeliya North	-	1,470	3,397	67	1,470	3,464	4,934	-	9,762	14,696	1996-2015	Oct-15
Gav-Yam Center - Herzeliya	Mortgage	1,164	1,271	118	1,164	1,389	2,553	-	5,646	8,199	1997-2006	Oct-15
Neyar Hadera Modi’in	-	290	484	99	290	583	873	-	1,628	2,501	-	Oct-15
Gav yam park - Beer Sheva	Mortgage	53	783	487	53	1,270	1,323	-	2,626	3,949	-	Oct-15
Ispro planet -BeerSheva -Phase1	-	237	1,293	221	237	1,514	1,751	-	1,328	3,079	-	Oct-15
Haifa Bay	-	455	869	23	455	892	1,347	-	238	1,585	-	Oct-15
TOHA	-	897	432	2,717	897	3,149	4,046	-	2,923	6,969	-	Oct-15
Rehovot	-	240	1,101	735	240	1836	2076	-	769	2845	-	Oct-15
Others	3480	2,258	5,342	121	2258	5463	7721	-	16683	24404	N/A	N/A
Total Rental properties		25,000	50,918	22,177	25,000	73,095	98,095	140	107,118	205,353
Undeveloped parcels of land
Operations Center in Argentina
Building annexed to Dot	-	463	-	-	463	-	463	-	1,263	1,726	-	Nov-06
Luján plot of land	-	235	-	25	235	25	260	-	186	446	-	May-12
Caballito – Ferro	-	509	-	211	509	211	720	-	837	1,557	-	Nov-97
Santa María del Plata	-	2,174	-	-	2,174	-	2,174	-	6,487	8,661	-	Jul-97
La Plata plot of land	-	261	-	-	261	-	261	-	162	423		Mar-18
Intercontinental tower B	-	233	-	-	233	-	233	-	240	473	-	-
Others	-	82	-	312	82	312	394	-	895	1,289	-	-
Operations Center in Israel
Tivoli	-	523	-	6	523	6	529	-	856	1,385	Apr-11	Oct-15
Others	-	1,075	63	57	1,075	120	1,195	-	2,791	3,986	n/a	Oct-15
Total undeveloped parcels of land		5,555	63	611	5,555	674	6,229	-	13,717	19,946

Schedule I (Continued)

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Properties under development
Operations Center in Argentina
PH Office Park	-	-	-	104	-	104	104	2	-	106	in progress	-
Building annexed to Alto Palermo Shopping	-	392	-	222	392	222	614	-	(56)	558	in progress	-
EH UT	-	-	-	74	-	74	74	-	74	148	in progress	-
Catalinas Norte	-	945	-	2,131	945	2,131	3,076	110	456	3,642	in progress	Dec-1999
Others		-	-	194	-	194	194	-	(12)	182
Operations Center in Israel
Tivoli	-	50	709	291	50	1,000	1,050	-	(179)	871	in progress	Oct-15
Ispro Planet -Beer Sheva -Phase 1	-	65	68	12	65	80	145	-	236	381	in progress	Oct-15
Others	-	325	221	1,262	325	1,483	1,808	-	365	2,173	in progress	Oct-15
Total properties under development		1,777	998	4,290	1,777	5,288	7,065	112	884	8,061
Total		32,332	51,979	27,078	32,332	79,057	111,389	252	121,719	233,360